Exhibit 99.2
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ASML RECEIVES FAVORABLE PATENT RULING FROM ITC JUDGE


VELDHOVEN, The Netherlands, January 29, 2003 - ASML Holding NV (ASML) today announced that an administrative law judge at the US International Trade Commission (Commission) in Washington D.C. ruled in favor of ASML on all claims filed against the company by competitor Nikon Corporation of Japan.

The judge determined that ASML had not violated Section 337 of US trade law, which governs investigations into allegations of certain unfair practices in import trade.

"We are extremely gratified by this initial determination from the administrative law judge," said Doug Dunn, president and CEO, ASML.

ASML is in the process of reviewing the initial determination with its advisors. A detailed statement will be issued in due course.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at www.asml.com.

Media Contact:

Tom McGuire - Corporate Communications - +31.40.268.5758 - Veldhoven, the Netherlands

Beth Kitchener - Corporate Communications - +31.40.268.2602 -
Veldhoven, the Netherlands

Investor Relations Contacts:

Doug Marsh - US Institutional Investor Relations +1.480.383.4006 - Tempe, Arizona, USA

Craig DeYoung - Investor Relations +31.40.268.3938 - Veldhoven, the Netherlands